To Whom It May Concern:

On behalf of Shawcore Development Corp. a Nevada corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated December 23, 2009 (the "SEC Letter") regarding the Registration Statement on Form S-1 (the "Registration Statement").

Registration Statement on Form S-1

General

1) The Company revised its disclosures to indicate that the Company is a shell company. See Risk Factors, Plan of Distribution and Market for Common Equity And Related Stockholder Matters.

Registration Statement Cover Page

2) The Company included the disclosure on the cover page of the registration statement as requested.

Risk Factors, Page 5

If a Market for our Common Stock Does Not Develop...page 7

3) The Company included the disclosure concerning the risk of obtaining a market maker in the disclosure.

Selling Shareholders, page 9

4) The Company revised its disclosure to include the specific nature of the relationships held between Mr. Burkinshaw and the selling shareholders.

Plan of Distribution, page 12

5) The Company revised the disclosure to include the definition of a "nominee" and omitted reference to the word "partner."

Description of Business, Page 16

Marketing, page 18

6) The Company revised the disclosure to indicate that the corporate website is intended to be fully operational by April of 2010.
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Government Regulations, page 19

7) The Company revised the disclosure to include government regulations for manufacturing and distribution of our products.

Market for Common Equity and Related Stockholder Matters, page 19

8) The Company revised its disclosure to delete the words "traded" and "listed" throughout the prospectus in reference to being quoted on the OTCBB.

Plan of Operation, Page 21

Begin Operations, page 21

9) The Company revised the disclosure as requested to add detail of the circumstances of which the agreement were made. Mr. Burkinshaw is self-employed, however this is still a conflict of his time and he would be required to stop working for himself the same as any other employer should the Company require more of his time.

Where You Can Find More Information

10) The Company revised its disclosure to include the reports the Company will be required to file pursuant to Section 15(d) and Section 13 of the Securities Exchange Act.

Part II - Information Not Required in the Prospectus, page II-1.

The Undersigned Registrant Hereby Undertakes, page II-4.

11) This comment seems to be in error. The disclosure requested is already included.

Exhibits

Exhibit 5.1

12)  Counsel for the Company revised her opinion accordingly.

Exhibit 23.1

13)  The Company included a new auditor consent in the amended filing.


Shawcore Development Corp.


/s/ Gary Burkinshaw
------------------------
Gary Burkinshaw, CEO